Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-186193 and 333-193066 on Form S-8 and No. 333-217847 on Form S-3 of our reports dated February 28, 2018, relating to the consolidated financial statements of Bright Horizons Family Solutions Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Accounting Standards Update No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting) and the effectiveness of Bright Horizons Family Solutions Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Bright Horizons Family Solutions Inc. for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 28, 2018